

January 29, 2015

Via E-mail
Mr. Lewis Chew
Executive Vice President and Chief Financial Officer
Dolby Laboratories, Inc.
100 Potrero Avenue
San Francisco, CA 94103

> **Re: Dolby Laboratories, Inc.**
> **Form 10-K for Fiscal Year Ended September 26, 2014**
> **Filed November 18, 2014**
> **File No. 1-32431**

Dear Mr. Chew:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   You discuss on page 7 of the 10-K the requirement for your technology in local digital television specifications in markets across sub-Saharan Africa, a region that can be understood to include Sudan. You state on page 8 of the 10-K that Samsung is one of your licensees and accounted for approximately 11% of your total revenue in 2014. The Samsung website indicates that Samsung has a store in Sudan. The Samsung website also indicates that Samsung televisions are available in Syria, and we are aware of publicly available information referring to a Samsung license and a Samsung franchise in Syria. Additionally, we are aware of a news report indicating that the Revolico website in Cuba offers Samsung products for sale.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies

Revenue Recognition, page 48

3.   Based on your disclosure on page 5, settlements and back payments from licensees are a recurring part of your business. Please tell us, and expand your accounting policy disclosure in future filings to discuss, how you account for these payments.

Cost of Revenue, page 50

4.   Further, please tell us, and in the future disclose, how legal costs associated with settlements and back payments from licensees are reported in your financial statements. In that regard, to the extent that settlements are classified as revenue, it would seem that related legal expenses should be classified as a direct cost of revenues. Please address this in your response.

5.   Legal costs associated with your patents appear to be included within G&A. Please tell us what consideration was given to including this expense within cost of revenues considering you derive revenue from the exploitation of your patents.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Kenya Gumbs, Senior Staff Accountant, at 202-551-3373 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director